EXHIBIT 11 — Computation of Per Share Earnings
(In thousands, except per share data)

	2006	2005	2004
NUMERATOR:
Income before discontinued operations and cumulative effect of a change in accounting principle	$688,762	$633,648	$794,454
Income from discontinued operations, net	2,755	302,014	51,345
Cumulative effect of a change in accounting principle	—	—	(4,883,968)

Net income (loss)	691,517	935,662	(4,038,169)

Effect of dilutive securities:
None	—	—	—

Numerator for net income before cumulative effect of a change in accounting principle per common share — diluted	691,517	935,662	845,799
Numerator for cumulative effect of a change in accounting principle per common share — diluted	—	—	(4,883,968)

Numerator for net income (loss) per common share — diluted	$691,517	$935,662	$(4,038,169)

DENOMINATOR:
Weighted average common shares	500,786	545,848	596,126

Effect of dilutive securities:
Stock options and common stock warrants	853	1,303	2,149

Denominator for net income (loss) per common share — diluted	501,639	547,151	598,275

Net income (loss) per common share:
Income before discontinued operations and cumulative effect of a change in accounting principle — Basic	$1.37	$1.16	$1.33
Discontinued operations — Basic	.01	.55	.09
Cumulative effect of a change in accounting principle — Basic	—	—	(8.19)

Net income (loss) — Basic	$1.38	$1.71	$(6.77)

Income before cumulative effect of a change in accounting principle — Diluted	$1.37	$1.16	$1.33
Discontinued operations — Diluted	.01	.55	.08
Cumulative effect of a change in accounting principle — Diluted	—	—	(8.16)

Net income (loss) — Diluted	$1.38	$1.71	$(6.75)